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                              September 8, 2022

       George Gresham
       Chief Financial Officer and Chief Operating Officer
       Green Dot Corporation
       114 W 7th Street
       Suite 240
       Austin, Texas 78701

                                                        Re: Green Dot
Corporation
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 28,
2022
                                                            File No. 001-34819

       Dear Mr. Gresham:

               We have reviewed your August 8, 2022 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Our reference to a prior comment is to a comment in our July 12, 2022 letter.

       Form 10-K for the fiscal year ended December 31, 2021

       Business
       Dividend and Share Repurchase Restrictions, page 8

   1. We acknowledge your response to prior comment 1. Please represent to us that in future filings you will
disclose the amount of your subsidiary's restricted assets as required by
                                                        Rule 4-08(e)(3)(ii) of
Regulation S-X or tell us why this disclosure is not warranted and provide us the amount
of the restricted assets at December 31, 2021.
             You may contact Mark Brunhofer at 202-551-3638 or Sharon Blume at 202-551-
       3474 with any questions.
 George Gresham
Green Dot Corporation
September 8, 2022
Page 2

FirstName LastNameGeorge Gresham     Sincerely,
Comapany NameGreen Dot Corporation
                                     Division of Corporation Finance
September 8, 2022 Page 2             Office of Finance
FirstName LastName